

2003 Annual Report

Our time has come







ZOLTEK

ZOLTEK COMPANIES, INC.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	September 30, 2003	September 30, 2002
STATEMENT OF OPERATIONS DATA		
Total Sales	$ 63,539	$ 68,436
Technical Fibers	$ 14,098	$ 19,772
Carbon Fibers	$ 18,854	$ 15,095
Specialty Products	$ 36,262	$ 37,988
Available Unused Capacity Costs	$ 5,716	$ 6,039
Application and Development Costs	$ 3,453	$ 3,750
Operating Loss From Continuing Operations	$ (12,674)	$ (10,128)
Net Loss	$ (15,602)	$ (7,831)
Loss Per Share	$ (0.96)	$ (0.53)
Weighted Average Shares Outstanding	16,307	16,289
BALANCE SHEET DATA		
Working Capital	$ 18,790	$ 9,872
Property and Equipment	$ 77,373	$ 78,415
Total Assets	$ 119,455	$ 121,422
Total Debt	$ 34,474	$ 27,713
Total Shareholders' Equity	$ 64,516	$ 75,904
Equity Per Share	$ 3.96	$ 4.66

CONTENTS

Zoltek won its first ever million pound order for commercial grade carbon fibers in late 2003. In reflecting upon the significance of that event, I am reminded of the famous exchange in a Sherlock Holmes story –

"Is there any point to which you would direct my attention?" "To the curious incident of the dog in the night." "The dog did nothing in the night." "That was the curious incident," Holmes remarked.



ZSOLT RUMY
Chairman, CEO and President of the Company

A year or two earlier, we would have faced furious competition from aerospace grade carbon fiber producers prepared to take a loss – selling at a price far below cost – rather than let an order of that magnitude slip through their fingers. To me, the dog that didn't bark – the notable absence of sell-at-any-price competition – was the single most telling event of the year.

In my view, this points to three important conclusions.

One: The glut is disappearing. We have come to the end of a five-year period of tremendous overcapacity (as much as 50%) that resulted in excessive and destructive price competition in both existing and developing markets.

Two: There is now a clear and growing divergence between two (until now) overlapping markets: one for aerospace-grade carbon fibers and the other for lower-cost carbon fibers geared to high-volume, price-sensitive commercial applications.

And three: Our time – as the leader in commercialization – has come. We expect significant additional sales of carbon fibers in fiscal 2004. We also expect much more rapid growth — profitable growth — in 2005 and beyond.

In addition to the one million pound order, Zoltek won two other orders totaling 800,000 pounds in the closing months of calendar 2003. All three of these orders came from Asian sporting goods makers and suppliers that serve global markets. Even more significantly, we won a 220,000-pound contract from a major wind energy company for fabrication of wind blades. We also had increased sales in a number of other still small but emerging commercial markets during 2003, such as concrete-reinforcement in buildings and infrastructure, oil field and marine applications, compressed natural gas tanks and other industrial uses.

We now believe that real breakthroughs are imminent in three targeted applications areas, with long-term potential for orders in the several millions of pounds:

- Wind energy – beginning in 2004
- Mattresses, bedding and furniture – beginning in 2004
- Automotive – beginning in 2005 to 2007.

Before detailing our prospects and progress in each of those areas, it may help to review recent industry history, showing how the underlying economics affecting financial performance (both our own and others) took a turn for the worse in 1999, and how things have now taken a decided turn for the better.

CONVERGENCE AND DIVERGENCE

In 1999, Zoltek completed construction of seven continuous carbon fiber lines, each with an annual rated capacity of one million pounds. That included five lines at our Abilene, Texas, facility, and another two at our Zoltek Rt. facilities in Hungary. This was – and remains – the biggest buildup of carbon fiber capacity by any one company in the 30 year-plus history of the industry. At the same time, we formed development alliances or partnerships with potential major users outside the field of aerospace, including some of the world's leading industrial companies. Zoltek's stock price soared in the late 90s, as excitement grew over the concept of commercializing carbon fibers and carbon fiber composites as a common building material.

Following our lead, aerospace grade producers increased their own capacity and began to experiment in commercial markets where there were benefits to be gained from the extraordinary strength and stiffness of lightweight carbon fibers.

But there was a fundamental difference between Zoltek and aerospace grade producers in how we went about adding capacity. From the start, we aimed to put large-scale production of low-price, high-performance carbon fibers on a sustainable (i.e., a profitable) basis. We attacked the basic problem standing in the way of commercialization – a cost / production structure that put carbon fibers out of reach for all but the most exotic uses. We developed and produced a low-cost precursor (the raw material that typically accounts for over half of the cost of producing a pound of carbon fiber) and fashioned new and (for large quantities) more efficient production processes and techniques. Finally, in doing all of this, we substantially reduced capital requirements. In contrast, other producers simply added capacity – without addressing radical cost reduction and volume production as critical success factors.

Then, in the late 90s, just as all this new capacity was coming on line, there was a sharp drop in demand for aerospace grade carbon fibers, due to declining military budgets around the world.

Suddenly, there was a glut of capacity with nowhere to go except into commercial markets.

In our own strategy, we had anticipated an interim period – prior to the emergence of any breakthrough application – in which we could gradually reduce prices and still achieve reasonably impressive incremental growth and profitability in sporting goods, conductive plastics and other existing or emerging commercial markets of relatively limited potential.

That proved a serious miscalculation – at least in the 1999-to-2003 timeframe. Instead of a safe haven in these transitional markets, we were confronted with potentially ruinous price competition from aerospace grade producers willing to sell at a loss in order to keep plants running and to maintain market share until the next upturn in aerospace markets, or until the fundamentals of the commercial market improved. Due to a high fixed cost structure, these producers (most of them part of much larger corporations) were certain to lose money on their carbon fiber manufacturing operations in any event. Without substantially adding to their losses, they could price finished carbon fibers at little more than the marginal cost of obtaining the raw material. As long as these conditions persisted, our primary competitive advantage – being the low-cost producer – was no advantage at all.

But the underlying industry economics changed again in 2003, due to a resurgence in aerospace demand caused by the development of two new high-performance jetliners with greatly increased carbon fiber content – the Airbus A380 and the Boeing 7E7. The A380, a super jumbo that is in production now and will go into service in 2006, will be more than 20% composite by weight – or more than double that of the most advanced prior generation airliner. The 7E7 airframe will more than double that again. With all carbon fiber body and wing, it will be more than 50% carbon fiber composite by structural weight. For aerospace grade producers, the two new airplanes represent a double bonus – absorbing excess capacity and promising a return to reasonable profit margins in a familiar marketplace.

For us, the benefit is much greater. It clears the way for us to go back into sporting goods and other interim markets on a rational footing and with every expectation of success, as evidenced by the new orders received at the end of calendar 2003. Still more importantly, we believe that there is far greater clarity within the marketplace about the requirements for success in large-scale commercial carbon fiber applications than there was a few years ago. For customers who place the fate of their future product lines in the carbon fiber manufacturer's hands, price is not enough; they need assurance of a sustainable pricing strategy and business model.

In the biological world, divergence is associated with speciation – or the development of new species out of subpopulations that have adapted in new ways. Something like that, I believe, is now occurring with the carbon fiber industry. In terms of their physical properties, comparing fiber against fiber, there is little difference between commercial and aerospace grade carbon fibers. But neither do lions and tigers differ greatly in physical characteristics, and they have gone separate ways, set apart by huge differences in instinct and behavior.

THREE BIG APPLICATION AREAS FOR THE NEAR TERM

In the past, we listed ten primary application categories. There is great potential in all of them. However, we have decided to concentrate our efforts on three applications with great near-term potential.

WIND ENERGY — The generation of electricity through wind energy has gone through several phases – starting with the small, noisy, relatively inefficient windmills, seen in southern California, to the powerful (and still growing) wind turbines now seen in Europe. This growth has been accompanied with appropriate material changes. In particular, the latest and most efficient blades require carbon fibers as the primary reinforcement. Zoltek is positioned to be the leading supplier of the carbon fibers needed to take wind energy to a new level of performance in coming years.

European companies have begun serial production and installation of the first carbon fiber-enabled three-megawatt wind turbines, which will lower the cost of wind power to 3 cents per kilowatt hour – making this environmentally friendly form of energy economically competitive with oil and gas. A wind farm of 250 of these giant wind turbines would produce enough electricity for a city of 250,000. Carbon fiber's strength-to-weight ratio and its still more amazing stiffness-to-weight ratio are the critical enabling elements. Since the amount of energy that may be harvested from the wind is determined by the area covered by a full turn of the rotor, the generation of electricity increases by the square of the blade length. With carbon fiber reinforcement providing more than three times the stiffness and two thirds the weight of fiberglass, blade lengths are now being extended from 35 meters to 45 meters to 60 meters. We are working closely with most of the significant wind turbine builders and their suppliers in Europe and the United States. They have tested and certified our fibers for use in their blades. Recently we received orders for 220,000 pounds from one wind blade manufacturer, and our Entec subsidiary was awarded a $2.6 million contract to manufacture and sell the specialized equipment to build blades by automated rather than manual processes. With our PANEX 35 fibers approved and certified by the world's largest wind turbine company, we are in negotiations for a thirty-year supply contract. We expect significant sales in this application in fiscal 2004, and greatly accelerated growth in 2005 and beyond.

THERMAL INSULATION (FIRE / HEAT BARRIER) — For a long time we recognized that the intermediate, oxidized fiber we produce to ready the acrylic fibers for carbonization has a life of its own, owing to special flame and heat retardant properties. We have marketed this product under the Pyron® name as flame and heat resistant barrier used in products ranging from firemen's clothing to engine compartment separation in cars. Now we anticipate the largest potential use for this product in consumer and institutional mattress, bedding, and furniture applications.

On January 1, 2004, a new California law went into effect mandating stricter safety regulations for mattresses against the lethal threat of flammability. The same standard, or one that is similar, is expected to go into effect nationally in 2005. Initially mattress makers opposed this law and were successful to some extent in delaying its implementation, but they are now hurrying to design, test and move into compliance.

Zoltek has an exclusive development and supply agreement with Leggett & Platt, Inc., the nation's leading supplier of components to the mattress and bedding industry. Flame test results support the use of Zoltek's Pyron fiber, which has been the only product that has consistently passed performance tests. With minimum required change in established fabrication processes, we believe the Pyron-containing products manufactured by Leggett & Platt provide the best and most economical solution.

Further, there is huge growth potential within this application in meeting widely anticipated regulations in furniture and bed clothing. Like the first Model T Ford, Pyron only comes in black. This could limit potential penetration in this market to approximately 30%. If we can capture just 30% of this market, it ultimately could represent over 100 million pounds of annual sales that would be the base for dramatic improvement in Zoltek's results beginning in the latter part of fiscal 2004. Still, Zoltek is the only carbon fiber producer capable of meeting an annual requirement for fire- and heat-resistant fibers that could measure in the tens of millions of pounds within as little as two years.

AUTOMOTIVE – In this application category, we do not expect significant carbon fiber sales in 2004. Longer term, however, automotive has the potential to be the defining application for carbon fiber. There are several automobiles currently marketed as carbon fiber cars, or as cars containing significant carbon fiber components. However, all of these extremely high-priced vehicles have been built using manual, aerospace processing. By contrast, we are concentrating on the development of series production cars that incorporate 100 pounds or more of carbon fiber per vehicle.

We have spent more than $5 million of our own money in partnership with BMW of Germany to develop a series production car with all-carbon fiber composite structural components. We have achieved several significant milestones with BMW and others. With the successful completion of a crash test program involving a prototype car, BMW formally notified Zoltek in 2003 that our carbon fibers had demonstrated exemplary crash behavior, met all of the automaker's mechanical performance requirements, validated the weight reduction potential of series production cars, and demonstrated economical and repeatable automated production methods. Further, BMW designated Zoltek as its preferred supplier of carbon fiber materials throughout development and for the first five years of production.

We expect that sales of carbon fibers to BMW and other major automakers and their suppliers will begin to build sometime in the next two to three years – starting with the anticipated addition of carbon fiber components and panels to existing models and ending with full carbon fiber structural assemblies as early as 2007.

THE FUTURE IS NOW

Zoltek lost money for the fifth consecutive year in fiscal 2003. However, all this time we felt we were increasing shareholder value. This is a difficult concept to sell to investors in the current financial environment. The reality is that our income from a single well-established and profitable business (supplying the carbon fibers used in the advanced braking systems of most modern airliners and military jets) has been insufficient to cover the investments we have made and continue to make in pursuit of the mission of commercialization.

For us, the real "bottom line" is whether we have added to shareholder value by bringing commercialization closer to reality – and I believe we did that in 2003. And I am pleased to note that the recent performance of our stock supports the same view.

We expect to re-activate all or a substantial portion of our production lines at our Texas facility by the end of 2004 and we are beginning to plan and lay the financial groundwork for further capacity expansion through the end of this decade.

We firmly believe that we have come to the end of the lean years – the years of waiting and hoping. Our time is now.

Zsolt Rumy

January 15, 2004

Aerospace and commercial carbon fibers are very similar in terms of their physical properties. Simply put, carbon fibers provide an amazing combination of:

- **LIGHT WEIGHT**
- **STRENGTH**
- **STIFFNESS**

It is no surprise that the first applications for carbon fibers came in aerospace, because, in recent history, there is no other field in which people have been more obsessed with saving weight or more concerned with strength and resilience. That comes from building gravity-defying products that must be able to stand up to hurricane-force winds and sudden changes in wind direction and speed.

Wind energy is now emerging as the first major commercial application for carbon fibers. While the carbon fibers used in this application cost considerably less per pound than aerospace grade carbon fibers, they are every bit as effective in standing tall and standing strong against the heaviest winds.

High-performance materials may be classed by specific strength (tensile strength divided by density) and specific stiffness (stiffness, or resistance to deformation under load, divided by density). In specific strength, carbon fiber composites outperform all of the other materials, though glass fiber comes a reasonably close second. In specific stiffness, none of the other materials comes remotely close to carbon fiber. As illustrated in the chart on the opposite page, carbon fiber outperforms steel, aluminum, and glass fiber by a margin of 5-to-1.

The laws of physics underlie the extreme importance of specific stiffness in the construction of modern wind turbines no less than in the production of advanced airplanes. First, windmill blades, like airplane wings, are cantilevered beams that act as airfoils. The longer the blade (or the longer the wing), the greater the lift it is able to provide. In fact, for wind turbines, electrical generation increases as a square of blade length. With *twice the length*, a blade is able to reap *four times the electrical power.* Reinforced by carbon fiber to provide the necessary stiffness from hub to tip, windmill blades have now reached lengths of 55 meters. That compares with fuselage-to-wingtip spans of just 32 meters for a Boeing 747-400 or 40 meters for the new Airbus A380.

Second, the best site for a high-powered wind turbine is where the wind blows the hardest. If wind speed doubles, the energy content of the wind increases by 2^3 - or eight times. So the longest blades must be able to work in the most demanding conditions. Again, this puts a tremendous premium on stiffness.

Third, there is the whole support structure to consider – the foundation, bearings, and tower on which the blades are mounted. Today's new carbon fiber-reinforced blades – at 45 to 60 meters – weigh no more than the 25 to 35 meter (mostly glass fiber-reinforced) blades of previous generation machines. That means that they do not require




Carbon Fiber Reinforced Blade Radius
(45 m)
147 ft
Boeing 747-400
(70 m)
231 ft

much stronger and more expensive supporting structures. And again, super-stiffness is needed to ensure that super-long blades do not bend so much that they smash into the supporting towers.

In the new 3.0 Megawatt wind turbines now being constructed at sites around Europe, the blades are hybrid structures with carbon fibers in the critical areas and glass fibers in the non-critical areas, such as the airfoil surface. However, as blade length continues to grow, the need for more weight savings and greater stiffness dictates blades that are made exclusively with carbon fibers.

We are projecting an annual demand for carbon fiber for wind energy that could exceed 10 million pounds in 2008 and 50 million pounds in 2010. By comparison, the total annual consumption of carbon fibers by the aerospace industry is just 15-to-20 million pounds.

Because our carbon fibers are inherently less costly to produce and more suited both for volume production and for automated processing into final products, we have clear advantages over any aerospace-oriented carbon fiber producers that may want to compete in this market. Based on a different precursor, or raw material, our commercial carbon fibers are large tow (50,000 filaments) versus the aerospace small tows (6,000 to 12,000 filaments). That means more pounds per unit of time in production and it also means time and cost savings for the customer in later processing in the production of blades.

More important, unlike other carbon fiber manufacturers, our strategy is precisely suited to this kind of market – based as it is on sustainable low cost to support the necessary price requirement and the ability to expand capacity fast enough to match of anticipated growth in demand.

In responding to the wind energy market, leading Japanese producers of aerospace carbon fibers have added a stage to their own production process to bundle together four 12-K products to produce a tow-size similar to Zoltek's for use in windmill blades. Thus, with a short-term fix, which has only added to cost, these producers have adopted our commercial carbon fibers as the standard for market.

Specific Stiffness

(Pounds of weight supported per pound of fibers for the same deflection)


100 LBS.
STEEL
100 LBS.
ALUMINIUM
100 LBS.
FIBERGLASS
500 LBS.
CARBON FIBERS

Surely, competition will increase when the demand grows to the level we predict. Some other carbon fiber manufacturer will emerge as a true competitor. But Zoltek has established the standard and we are in the first mover position.

Selected Consolidated Financial Data (In Thousands, Except Per Share Data)

Statement of Operations Data:

	Year Ended September 30,				
	2003	2002	2001	2000	1999
Net sales	$ 63,539	$ 68,436	$ 76,478	$ 78,204	$ 68,525
Cost of sales, excluding available unused capacity costs	57,628	58,920	74,333	64,520	53,375
Available unused capacity costs	5,716	6,039	6,803	4,658	3,953
Selling, general and administrative expenses (1)	12,869	13,605	15,870	14,422	14,525
Operating loss from continuing operations	(12,674)	(10,128)	(20,528)	(5,396)	(3,328)
Other income (expense) and income tax expense benefit	(2,928)	1,433	(746)	1,336	686
Net loss from continuing operations	(15,602)	(8,695)	(21,274)	(4,004)	(2,642)
Gain (loss) on discontinued operations, net of income taxes	-	864	(10,297)	(4,681)	-
Net loss	$(15,602)	$ (7,831)	$(31,571)	$ (8,685)	$ (2,642)
Net loss per share:					
Basic and diluted loss per share:					
Continuing operations	$ (0.96)	$ (0.53)	$ (1.29)	$ (0.22)	$ (0.16)
Discontinued operations	-	0.05	(0.62)	(0.25)	-
Net loss	$ (0.96)	$ (0.48)	$ (1.91)	$ (0.47)	$ (0.16)
Weighted average common shares outstanding	16,307	16,289	16,515	18,360	16,209

Balance Sheet Data:

	September 30,				
	2003	2002	2001	2000	1999
Working capital	$ 18,790	$ 9,872	$ 22,891	$ 27,041	$ 43,946
Total assets	119,455	121,422	121,492	207,701	136,756
Short-term debt	933	14,014	2,073	47,126	630
Long-term debt, less current maturities	33,541	13,699	22,036	8,697	5,423
Shareholders' equity	64,516	75,904	79,596	122,811	114,634

(1) Includes application and development costs of $3,453, $3,750 and $3,533 for fiscal years 2003, 2002 and 2001, respectively.

GENERAL

The Company's mission is to commercialize the use of carbon fibers as a low-cost but high performance reinforcement for composites used as the primary building material in everyday commercial products. The performance benefits of carbon fibers - light weight, high strength and stiffness - have been demonstrated in aerospace applications for many years. Eventually carbon fibers were introduced in high performance sporting goods, but carbon fiber's high price and lack of availability prevented it from general introduction into higher volume commercial applications. The Company has developed and is implementing a strategy to manufacture and sell carbon fibers into commercial applications competitive with other materials.

In addition to its underlying strategy to penetrate future markets, the Company is the leading supplier of carbon fibers, through the technical fibers segment, to the aircraft brake industry. Also, the Company participates in traditional carbon fiber markets, such as sporting goods and conductive thermoplastic manufacturing. The Company also manufactures and markets oxidized acrylic fibers, an intermediate product of the carbon fiber manufacturing process, for fire and heat resistant applications. Outside of the carbon fiber business, the Company sells acrylic and nylon fibers into the textile markets and manufactures other specialty products in Hungary. The Company intends to sell or discontinue these products when it can utilize a significant portion of the acrylic fiber capacity to supply precursor for its carbon fiber manufacturing operations.

The Company's strategic plan of introducing low-cost carbon fibers into high potential end uses to attract significant new applications for carbon fiber reinforced composites in automotive, infrastructure, wind energy, oil and gas production and other industries has been well received. The Company believes it is the lowest cost producer of carbon fibers and it is well positioned to produce sufficient volumes of carbon fibers to satisfy indicated near future demand. The Company is participating in ongoing development projects and expects that certain of these emerging applications will begin to generate meaningful orders during fiscal 2004 as described below.

The Company introduced its carbon fibers strategic plan in 1995 to develop a low-cost process to produce carbon fibers and build significant capacity while encouraging growth of new applications. As part of its strategy to establish availability of carbon fibers on a scale sufficient to encourage growth of large-scale applications, the Company completed a major carbon fiber production capacity expansion in fiscal 1998 at its Abilene, Texas facility. While the Company succeeded in developing its infrastructure to become the low-cost producer, the large volume applications have been slower to develop than initially anticipated. The disappointing rate of market development caused the Company to reassess its strategy. The Company reconfirmed the validity of the strategy, however, as a result of that reassessment, the Company has specifically targeted three significant and emerging applications: wind energy, flame retardant bedding and home furnishings and automotive. Although the Company has not yet achieved the sales volume it had expected, development of the use of carbon fibers is continuing in each of the Company's current targeted market segments.

- Wind energy is one of the fastest growing industries globally. The desire by consumers and the government support for renewable energy has been growing in the past decade. Of all the possible technologies, wind generated electricity is the most competitive and technically viable renewable energy source. The wind turbine's ability to generate electricity is increased by the square of its blade length. With 55-60 meter (approximately 175-200 feet) long blades, a wind turbine can generate 3 MW of electricity at costs competitive with fossil fuels. All the major wind turbine manufacturers have announced plans to introduce such large turbines in 2004. The length of these blades requires the use of carbon fibers. The largest supplier of wind turbines has approved the Company as a one of two sources of carbon fiber for the production of blades and we expect significant carbon fiber orders from this application in fiscal 2004. Also, the Company's ENTEC division has signed an agreement with the second largest supplier of wind turbines to build machinery to make the blades for the wind turbines, which the Company believes will lead to meaningful carbon fiber sales in the latter part of 2004.

- Flame-retardant bedding and furniture will begin to be mandated by various state governments starting in 2004. The first regulations in place relate to the mattress products. The Company, in cooperation with a major supplier to the mattress industry, has developed a solution for the regulations put in place by the State of California. The Company believes its PYRON products will offer the best and most economical solution for this application. The California law became effective beginning January 1, 2004, and the U.S. federal regulations are expected to be substantially similar to California and are scheduled to be in place January 1, 2005. In view of recent legal developments regarding implementation of these laws and rules at this time it is not clear when the industry will implement the introduction of the flame resistant mattresses. However, it is the Company's belief that the potential exposure to product liability eventually will force the industry to comply and do so across the United States. The Company is already selling its products to institutional mattress manufacturers and expects sales to begin in consumer markets in fiscal 2004.

- The Company believes that use of carbon fibers in automobiles will become the most significant application within 10 years. The performance properties of carbon fiber reinforced composites can reduce the weight of a car by 60% over steel and 35% over aluminum. This allows either a significant improvement in the car's performance and/or fuel consumption. Both are significant attributes for the automobile industry. The Company has been working with BMW exclusively to efficiently and reliably produce structural parts for automobiles. The results from this development work have been favorable. As a result, the Company believes that the introduction of carbon fibers in series production cars is imminent. The Company anticipates that significant orders will be forthcoming from BMW and other automobile manufacturers to support the introduction of products in 2005 model year and accelerate from that point forward.

Carbon fiber sales in current markets have been depressed. The aircraft brake business which has been the Company's strongest market, has been significantly affected by the events of 9/11 and the following major reduction in the number of aircraft in service and the reduced build rate of new aircraft. The other existing commercial carbon fiber markets have been affected by excess capacity across the industry and distressed pricing across most existing markets. The Company's strategy for near-term sales increases was to rely primarily on what had been growing commercial markets (conductive plastics used in electronic products and sporting goods). These markets began to decline in 1998 and no new major markets developed to take their place. As a consequence of the delays in market development, the Company's carbon fiber manufacturing capacity continues to be underutilized. For these reasons, the Company has temporarily idled a significant part of its plant in Abilene, Texas. Maintaining this excess capacity has been costly, but the Company believes it is necessary to assure customers of adequate supply and encourage them to shift to carbon fibers from other materials.

During the last quarter of calendar 2003 the market and pricing for carbon fiber sales began to stabilize due to a decrease in over-capacity as new aerospace projects are materializing. The Company believes this is the first significant sign of the beginning of a clear divergence between the markets for low cost commercial grade carbon fibers and aerospace grade carbon fibers that are considerably more expensive. An increase in demand in the aerospace market coupled with the emergence of significant commercial markets could quickly reduce the excess carbon fiber capacity that has existed for several years. Based on the demand for aerospace carbon fibers for the Airbus A-380 and Boeing 7E7 aircraft and the emergence of the wind energy market, coupled with the recent new contracts for the Company's carbon fibers, management currently believes it will have to start production in the second half of calendar year 2004 at its Abilene manufacturing facility.

RESULTS OF OPERATIONS

Fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002

The Company's sales decreased 7.2%, or $4.9 million, to $63.5 million in fiscal 2003 from $68.4 million in fiscal 2002. Technical fiber sales decreased 28.8%, or $5.7 million, to $14.1 million in fiscal 2003 from $19.8 million in fiscal 2002. Technical fiber sales decreased due to depressed demand from aircraft brake customers, reflecting the worldwide decline in the airline industry activity. Carbon fiber sales increased 25%, or $3.8 million, to $18.9 million in fiscal 2003 from $15.1 million in fiscal 2002. Carbon fiber sales increased both in Hungary and the U.S. as the demand for carbon fibers increased in the second half of the year as excess capacity in the industry started to decrease. Sales of the specialty products business segment decreased 4.5%, or $1.7 million, to $36.3 million in fiscal 2003 from $38.0 million in fiscal 2002. The reduced revenue was the result of curtailment of acrylic fiber production to limit sales at unfavorable profit levels. The Company expects these depressed conditions impacting the carbon fiber and acrylic markets to continue into fiscal 2004.

The Company's cost of sales (excluding available unused capacity costs) decreased by 2.2%, or $1.3 million, to $57.6 million in fiscal 2003 from $58.4 million in fiscal 2002. The decrease in cost of sales (excluding available unused capacity costs) was consistent with the decrease in sales, however, not to the degree of the sales decline due to both the technical fiber and specialty fiber products having been impacted from industry-wide excess capacity that resulted in distressed pricing across most existing markets and lower sales volume that have not supported the level of the Company's fixed manufacturing cost. The Company also recorded a reserve of $1.0 million for carbon fiber inventories of which it was deemed to have excess amounts in the fourth quarter of fiscal 2003.

The Company continued to incur costs related to the underutilized productive capacity for carbon fibers at the Abilene, Texas facilities. These costs included depreciation and other overhead associated with the unused capacity. These costs, which were separately identified on the income statement, were approximately $5.7 million during fiscal 2003 and $6.0 million in fiscal 2002. The Company believes it is necessary to maintain available capacity to encourage development of significant new large-scale applications. With the increased orders expected in fiscal 2004, the Company expects that its unused capacity costs will be eliminated by the end of fiscal 2005.

Application and development costs were $3.5 million in fiscal 2003 and $3.8 million in fiscal 2002. These costs included product and market development efforts, product trials and sales and product development personnel and related travel. Targeted emerging applications include automobile components, fire/heat barrier, alternate energy technologies and deep sea oil drilling.

Selling, general and administrative expenses were $9.4 million in fiscal 2003 compared to $9.8 million in fiscal 2002. The decrease in expense was primarily due to cost cutting measures, partially offset by the adverse effect of the exchange rate of the Hungarian currency.

Interest expense was approximately $2.0 million in fiscal 2003 compared to $1.6 million in fiscal year 2002. The increase in interest expense resulted from increased borrowings under the Company's credit facility and the increased interest rate related to the Company's amended credit facility and the issuance of convertible subordinated debentures in February 2003.

Other expenses, net, increased $0.7 million to $0.5 million expense for fiscal 2003 from $0.2 million income for fiscal 2002 due to an increase in the foreign currency transactional losses on the Company's debt at its Hungarian subsidiary which is denominated in U.S dollars or Euros.

Income tax expense increased $3.4 million to $0.5 million for fiscal 2003 from an income tax benefit of $2.9 million for the corresponding period in the prior year. As a result of the U.S. federal income tax regulations, the Company received an income tax refund of $2.7 million in the third quarter of fiscal 2002. A valuation allowance was recorded against the income tax benefit resulting from the pre-tax loss for fiscal 2003.

The foregoing resulted in a net loss from continuing operations of $15.6 million for fiscal 2003 compared to a net loss of $8.7 million fiscal 2002. Similarly, the Company reported net loss from continuing operations per share of $0.96 and $0.53 on a basic and diluted basis for fiscal 2003 and fiscal 2002, respectively. The weighted average common shares outstanding were 16.3 million for fiscal 2003 and fiscal 2002.

The net gain from discontinued operations for fiscal 2002 included a $1.0 million loss from the results of operations and a $1.9 million gain from the disposal of Hardcore Composites. The foregoing resulted in a net gain from discontinued operations of $0.9 million in fiscal 2002, or $0.05 per share on a basic and diluted basis.

Comparison of Results for Fiscal Years Ended September 30, 2002 and 2001

The Company's sales decreased 10.5%, or $8.1 million, to $68.4 million in fiscal 2002 from $76.5 million in fiscal 2001. Technical fiber sales decreased 4.3%, or $0.9 million, to $19.8 million in fiscal 2002 from $20.7 million in fiscal 2001. Carbon fiber sales decreased 35%, or $8.2 million, to $15.1 million during fiscal 2002 from $23.3 million in fiscal 2001. During fiscal 2002, technical fibers and carbon fiber sales decreased due to excess carbon fiber capacity that resulted in distressed pricing across most existing markets and by weakened economic conditions globally. In particular, sales declined in the compounding, automotive and buoyancy markets due to price competition, and in the sporting goods category which was impacted by lower volume in the prepreg markets, modestly offset by increased growth in the friction market. Sales of acrylic and other products produced at Zoltek Rt. decreased $1.2 million, or 3.1%, to $38.0 million in fiscal 2002 from $39.2 million in fiscal 2001. Sales in this segment declined due to the decreased demand for textile materials in response to weakened global economic conditions.

The Company's cost of sales excluding available unused capacity costs) decreased by 20.7%, or $15.4 million, to $58.9 million in fiscal 2003 from $74.3 in fiscal 2002. The results for fiscal 2001 included an inventory value reduction of $8.6 million, to reflect a lower of cost or market adjustment. The inventory valuation reduction was established due to the intensified overcapacity which significantly affected the Company's sales beginning in the second quarter of fiscal 2001. Without the inventory reduction, cost of sales (excluding available unused capacity costs) would have decreased 9.1%, or $6.8 million, which was consistent with the decline in sales.

During fiscal 2002 and 2001, the Company was not operating its continuous carbonization lines at the Abilene, Texas facility at full capacity, resulting in available unused capacity charges of approximately $6.0 million and $6.8 million, respectively. These costs included depreciation and other overhead charges. The Company believes it is necessary to maintain available capacity to encourage development of significant new large-scale applications.

Application and development costs were $3.7 million in fiscal 2002 compared to $3.5 million in fiscal 2001, representing a $0.2 million increase. This increase was due to increased costs related to the carbon fiber operations for product and market development efforts for product trials, and for additional sales and product development personnel and travel. Targeted emerging applications included automobile manufacturing, alternate energy technologies, deep sea oil drilling, filament winding and buoyancy.

Selling, general, and administrative expenses decreased $2.4 million, or 19.5%, from $12.3 million in fiscal 2001 to $9.9 million in fiscal 2002. The decrease in expense was from both business segments and the corporate headquarters, due to cost cutting measures, including lower payroll and administrative costs.

Interest expense was approximately $1.6 million in fiscal 2002 compared to $2.1 million in fiscal 2001. The decrease in interest expense resulted from lower borrowings related to the reduced level of capital expenditures and improved working capital management. Interest income decreased to a nominal amount for fiscal 2002 from $1.0 million for fiscal 2001 due to lower balances invested.

In fiscal 2001, the Company recorded a valuation allowance against substantially all of its deferred tax assets due to the uncertainty of generating positive income in the near foreseeable future. During fiscal 2002, the tax laws changed allowing the Company additional carryback of net operating losses to prior years. As such, the Company reported an income tax benefit of $2.9 million in fiscal 2002 compared to an income tax benefit of $0.5 million in fiscal 2001. The Company received the income tax refund of $2.7 million in the third quarter of fiscal 2002.

The Company recognizes income taxes in the United States and Hungary based on the income before income taxes. Included in the provision for income taxes are gross receipts taxes charged by the Hungarian local taxing authorities, as well as the statutory income taxes (18% Hungarian rate), which were $0.1 million in fiscal 2002 compared to $0.3 million for fiscal 2001.

The foregoing resulted in a net loss from continuing operations of $8.7 million for fiscal 2002 compared to a net loss of $21.3 million for fiscal 2001. Similarly, the Company reported a net loss from continuing operations per share of $0.53 and $1.29 on a basic and diluted basis for fiscal 2002 and fiscal 2001, respectively. The weighted average common shares outstanding decreased to 16.3 million for fiscal 2002 compared to 16.5 million for fiscal year 2001.

The net gain from discontinued operations for fiscal 2002 included a $1.0 million loss from the results of operations and a $1.9 million gain from the disposition of Hardcore Composites. The net loss from discontinued operations in fiscal 2001 included a $8.5 million loss from the results of operations of Hardcore Composites and a $1.8 million loss from the disposition of SP Systems. The foregoing resulted in a net gain from discontinued operations of $0.9 million in fiscal 2002, or $0.05 per share on a basic and diluted basis, and a net loss of $10.3 million in fiscal 2001, or $0.62 per share on a basic and diluted basis.

The net loss for fiscal 2002 was $7.8 million, or $0.48 per share on a basic and diluted basis compared to a net loss of $31.6 million, or $1.91 per share in fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company intends for the primary source of liquidity to be cash flow from operating activities. However, the Company has realized a cash use from operating activities in each of the last three fiscal years. As a result, the Company has executed refinancing arrangements and made borrowings under credit facilities, supplemented with long-term debt financing utilizing the equity in the Company's real estate properties, to maintain adequate liquidity to support the Company's operating and capital activities.

Management will seek to fund its near-term continuing operations from continued sale of excess inventory and to continue to aggressively manage the Company's working capital, as well as possible additional bank borrowings, private equity and debt financing. However, management can make no assurances that these objectives will be sufficient to fund near-term liquidity needs.

As of September 30, 2003 and December 31, 2003, the Company was not in compliance with essentially all financial covenants requirements included in the credit facility with its bank. The subordinated convertible debentures contain certain cross-default provisions related to the Company's other debt agreements. The covenant non-compliances under the Company's senior U.S. credit facility at September 30, 2003 and December 31, 2003 resulted in the possibility of a default event being declared by the subordinated convertible debenture holders, which would result in that debt being immediately due and payable. As a result of the 2004 refinancing transactions described below, the Company obtained waivers of the covenant non-compliance with the covenants in the loan agreement, as currently in effect. Additionally, the Company obtained financial covenant waivers for all periods through March 31, 2005.

2004 Refinancing

In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible into common stock shares at $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. Proceeds from the issuance of these convertible debentures will be used for working capital purposes.

As part of the Company's refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The Company expects that the loan to Mr. Rumy will be repaid to him, and the letter of credit would be released, as a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts. The loan by Mr. Rumy bears interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate of the mortgage financing discussed below.

The Company also entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The Company will pay interest only on a monthly basis with principal balance due at time of maturity. The loan is secured by security interest in the Company's headquarters facility and its two U.S. carbon fiber manufacturing facilities. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $1.0 million is currently held in an escrow account to be released when the Company completes certain post-closing requirements with respect to the loan. The Company expects the conditions will be completed in January 2004.

Due to the refinancing received subsequent to the Company's fiscal year end, the Company received waivers from the U.S. bank for these financial covenant violations as of September 30, 2003, and waived all financial covenants through February 13, 2005. Accordingly, the holders of the subordinated debentures have no right to accelerate maturity. The refinancing allows the Company to execute its 2004 business plan, which was uncertain until the refinancing occurred. The Company may require further refinancing in fiscal 2005 and beyond if sufficient cash flows from operations are not generated. However, the Company can give no assurance that it will be successful in its attempt to obtain new financing and if the Company is unsuccessful, it would have a material adverse effect on its future financial condition and its ability to continue to pursue its current business plan.

2003 Refinancing

The Company executed an amended credit facility agreement, dated as of February 13, 2003, with the U.S. bank. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). The Company repaid $5.0 million of this loan from the proceeds of the sale of subordinated convertible debentures as discussed below. Borrowings under the amended facility are based on a formula of eligible accounts receivable and inventories of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2% per annum. The loan agreement contains quarterly financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. Total borrowings under the revolving credit agreement were $4.6 million and the available credit under this agreement was $0.4 million at September 30, 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company issued and sold to 14 investors, including certain directors, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures have stated maturities of five years, bear interest at 7% per annum and are convertible into an aggregate of 2,314,286 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of common stock of the Company at an exercise price of $5.00 per share. The fair value of the warrants, at the time of issuance, was estimated to be $376,650. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings as well as for working capital.

Credit Facilities

The Company's financing of its U.S. operations is separate from that of its Hungarian operations. Availability of credit is based on the collateral value at each operation. However, the covenants of the term loan and revolving line of credit from a U.S. bank apply to the Company on a consolidated basis.

US Operations - In May 2001, the Company entered into a two-year credit facility with a U.S. bank in the amount of $14.0 million. The credit facility was structured as a term loan in the amount of $4.0 million and a revolving credit loan in the amount of $10.0 million. In December 2001, June 2002 and September 2002 the Company amended its credit agreement with the U.S. bank to waive and modify certain financial covenants. In consideration for these amendments, the interest rate on the term and revolving credit loans was adjusted to the prime rate plus 1.0% per annum. As a result of these waivers and modifications, at September 30, 2002, the Company was in compliance with all financial covenants requirements included in the credit agreement as amended.

Hungarian Operations - In May 2001, the Company's Hungarian subsidiary entered into a credit facility with a Hungarian bank. The facility consists of a $6.0 million bank guarantee and factoring facility, a $4.0 million capital investment facility and a $2.0 million working capital facility. All of the Hungarian bank debt is due on December 31, 2004.

In March 2003, the Company's Hungarian subsidiary entered into a credit agreement with another Hungarian bank for $2.2 million. The facility consists of a bank guarantee, factoring and mortgages and expires December 31, 2004.

Total borrowings of the Hungarian subsidiary were $12.6 million at September 30, 2003. Borrowings under the Hungarian bank credit facilities cannot be used in Zoltek's U.S. operations.

Inventories

Inventories consist of the following (amounts in thousands):

	September 30, 2003	September 30, 2002
Raw materials	$ 4,859	$ 4,893
Work-in-process	1,132	1,913
Finished goods	19,057	18,897
Supplies, spares and other	1,930	1,378
	$26,978	$ 27,081

The Company has undertaken aggressive steps to sell carbon fiber inventories to improve its cash flow. Actual carbon fibers inventory decreased by $0.2 million in fiscal 2003, but this decrease was partially offset by the significant increase in the value of the Hungarian currency against the U.S. Dollar, which has increased the value of the Hungarian inventory.

Abilene, Texas Facility

In the third quarter of fiscal 2001, the Company elected to temporarily idle a significant part of the operations located at the Abilene, Texas facility. Management believes it will be necessary to return this facility to full operations within the next year given identified future market demand for carbon fiber products. However, the idling of this facility constituted an impairment indicator as defined by generally accepted accounting principles and as a result management is required to periodically determine if the carrying value of the Abilene facility is impaired as long as the indicators exist. In light of the expected resumption of manufacturing at this time, the Company does not believe that any impairment exists based on an analysis of expected future net cash flow to be generated from this facility over the expected remaining useful life as of September 30, 2003. However, if the forecasted levels of demand do not materialize, the Company may be required to recognize an impairment charge with respect to the manufacturing assets if the fair value is determined to be less than the carrying value. During the years ended September 30, 2003, 2002 and 2001, the Company was not operating these continuous carbonization lines at full capacity, resulting in available unused capacity charges of $5.7 million, $6.0 million and $6.8 million, respectively. These costs include depreciation and other overhead expenses associated with unused capacity.

Cash Used By Operating Activities

Net cash used by operating activities was $4.4 million for fiscal 2003. The cash flows used by operating activities during fiscal 2003 were primarily due to the net loss of $15.6 million offset by non-cash items including depreciation and amortization of $6.2 million and unrealized foreign exchange gain of $0.8 million plus a decrease in net operating assets of $1.7 million. The decrease in net operating assets consisted of a decrease of $1.8 million in inventories due primarily to a concerted effort to reduce inventories, a decrease of $2.4 million in accounts receivables, a decrease of $0.4 million in prepaid and other assets and a $1.9 million increase in accrued expenses and other liabilities, offset by a $1.7 million decrease in trade payables and a $0.7 million decrease in long-term liabilities.

Cash Used For Investing

Net cash used for investing activities for fiscal 2003 was $0.8 million which included capital expenditures of $1.6 million primarily at the Hungarian subsidiary, offset by the sale of an investment held by the Hungarian subsidiary for $0.7 million.

Historically, cash used in investing activities has been expended for equipment additions and the expansion of the Company's carbon fibers production capacity. In fiscal 2003, the Company made capital expenditures of $1.6 million for various projects compared to $2.0 million during fiscal 2002. The Company expects capital expenditures to total less than $1.5 million for fiscal 2004 unless near-term demand increases significantly.

Cash Provided By Financing Activities

Net cash provided by financing activities was $5.4 million for fiscal 2003. Net cash provided for the period included borrowings under the amended credit agreement, issuance of $8.1 million in subordinated debentures and an additional credit facility of $2.2 million at the Hungarian subsidiary, offset by pay down of the former credit facility and payments made under the existing credit agreements and mortgages.

Future Contractual Obligations

A summary of significant contractual obligations is shown below. See Note 5 to the consolidated financial statements for discussion of the Company's debt agreements.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, including current maturities	$34,474	$ 933	$22,421	$10,523	$ 597
Operating leases	2,940	1,537	472	116	130
Total debt and operating leases	$37,414	$2,470	$22,893	$10,639	$ 727

As of September 30, 2003, the Company had a balloon mortgage payment of $1.3 million on its operating facility in Salt Lake City due to a U.S. bank with a maturity date of November 2004.

Guarantees

In fiscal 2002, as a part of the sale of the Company's interest in Hardcore Composites, the Company continues to guarantee Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The obligation relates to a lease of the Hardcore Composites manufacturing facility, which expires in March 31, 2008.

CRITICAL ACCOUNTING POLICIES

Outlined below are accounting policies that Zoltek believes are key to a full understanding of the Company's operations and financial results. All of the Company's accounting policies are in compliance with U.S. generally accepted accounting principles (GAAP).

Revenue Recognition

The Company recognizes sales on the date title to the sold product transfers to the customer, which generally approximates the shipping date. Historically, the Company has experienced very low levels of product returns due to damaged goods or products that do not meet customer specifications. Additionally, the

Company generally does not offer any volume or other incentives to encourage sales.

Inventories

The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels by product and projections of future demand within specific time horizons. Inventories in excess of future demand, if any, are reserved. Remaining inventory balances are adjusted to approximate the lower of cost on a first-in, first-out basis or market value. Cost includes material, labor and overhead. If future demand or market conditions are less favorable than the Company's projections, additional inventory write-downs may be required and would be reflected in cost of sales (excluding available unused capacity costs) on the Company's statement of operations in the period in which the revision is made.

In recent years, carbon fiber sales have been depressed by excess capacity across the industry, distressed pricing across most existing markets and weakening economic conditions globally. These factors combined with the high level of inventories maintained by the Company, have resulted in the Company reducing the cost of certain carbon fiber inventories to their lower estimated market values. If these industry conditions do not improve in a reasonable period of time, or further deteriorate, it is possible that the market value of certain of the Company's carbon fiber inventories may further decrease resulting in additional charges to cost of sales (excluding available unused capacity costs).

Application and development expenses

The Company is actively pursuing the development of a number of applications for the use of its carbon fiber and related products. The Company is currently party to several developmental agreements with various prospective users of these products for the purpose of accelerating the development of various carbon fiber applications. Additionally, the Company is executing several internal development strategies to further the use of carbon fiber and consumer and industrial products made from carbon fiber. As a result, the Company incurs certain costs for research, development and engineering of products and manufacturing processes. These costs are expensed as incurred and totaled approximately $3.5 million and $3.8 million in fiscal 2003 and 2002, respectively. Application and development expenses are presented as an operating item on the Company's consolidated statement of operations. Given the Company's position and strategy within the carbon fiber industry, it is expected that similar or greater levels of application and development expenses could be incurred in future periods.

Unused capacity costs

The Company is currently not operating its continuous carbonization lines located at the Abilene, Texas facility at full capacity. As a result, the Company has elected to categorize certain costs related to these idle assets as unused capacity costs. Such costs totaled $5.7 million and $6.0 million for fiscal 2003 and 2002, respectively, and include depreciation and other overhead expenses associated with unused capacity. The unused capacity costs are presented as an operating item on the Company's consolidated statement of operations. As discussed above, management currently intends to return certain unused portions of the Abilene, Texas facility to service in fiscal 2004. However, until the facility is operating at certain production levels, these unused capacity costs will continue to be incurred.

Valuation of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. In determining expected future undiscounted cash flows attributable to a long-lived asset or a group of long-lived assets, the Company must make certain judgments and estimations including the expected market conditions and demand for products produced by the assets, expected product pricing assumptions, and assumptions related to the expected costs to operate the assets. These judgments and assumptions are particularly challenging as they relate to the Company's long-lived assets due to the developmental stage and current market conditions of the carbon fiber industry. It is possible that actual future cash flows related to the Company's long-lived assets may materially differ from the Company's determination of expected future undiscounted cash flows. Additionally, if the Company's expected future undiscounted cash flows were less than the carrying amount of the asset being analyzed, it would be necessary for the Company to make significant judgments regarding the fair value of the asset due to the specialized nature of much of the Company's carbon fiber production equipment in order to determine the amount of the impairment charge.

Recent Accounting Pronouncements

See Note 1 in the Company's financial statements.

REPORT OF MANAGEMENT

Management of Zoltek Companies, Inc. is responsible for the preparation and integrity of the Company's financial statements. These statements have been prepared in accordance with generally accepted accounting principles and in the opinion of management fairly present the Company's financial position, results of operations, and cash flow.

The Company maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel and the establishment and communication of accounting and administrative policies and procedures are important elements of these control systems.

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management and the independent accountants to discuss audit and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The Report of PricewaterhouseCoopers LLP, independent auditors, on their audits of the accompanying financial statements follows. This report states that their audits were performed in accordance with generally accepted auditing standards. These standards include an evaluation of internal control for the purpose of establishing a basis for reliance thereon relative to the scope of their audits of the financial statements.

Zsolt Rumy
January 12, 2004

REPORT OF INDEPENDENT AUDITORS

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Zoltek Companies, Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
St. Louis, Missouri
December 19, 2003, except for Note 2, which is as of January 13, 2004

Consolidated Balance Sheet (In Thousands, Except Per Share Data)

ASSETS

	September 30, 2003	September 30, 2002
Current assets:		
Cash and cash equivalents	$ 838	$ 685
Accounts receivable, less allowance for doubtful accounts of $931 and $742, respectively	10,380	11,749
Inventories	26,978	27,081
Other current assets	1,483	1,424
Total current assets	39,679	40,939
Property and equipment, net	77,373	78,415
Other assets	2,403	2,068
Total assets	$ 119,455	$ 121,422

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Actual current maturities of long-term debt	$ 933	$ 14,014
Trade accounts payable	11,892	12,535
Notes payable	2,916	-
Accrued expenses and other liabilities	5,148	4,518
Total current liabilities	20,889	31,067
Other long-term liabilities	509	752
Long-term debt, less current maturities	33,541	13,699
Total liabilities	54,939	45,518
Shareholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $.01 par value, 50,000,000 shares authorized, 16,307,338 and 16,297,338 shares issued and outstanding, respectively	163	163
Additional paid-in capital	109,290	108,897
Retained deficit	(32,505)	(16,903)
Accumulated other comprehensive loss	(12,432)	(16,253)
Total shareholders' equity	64,516	75,904
Total liabilities and shareholders' equity	$ 119,455	$ 121,422

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Operations (In Thousands, Except Per Share Data)

	Year Ended September 30,		
	2003	2002	2001
Net sales	$ 63,539	$ 68,436	$ 76,478
Cost of sales, excluding available unused capacity costs	57,628	58,920	74,333
Available unused capacity costs	5,716	6,039	6,803
Application and development costs	3,453	3,750	3,533
Selling, general and administrative expenses	9,416	9,855	12,337
Operating loss from continuing operations	(12,674)	(10,128)	(20,528)
Other income (expense):			
Interest expense	(1,959)	(1,632)	(2,136)
Interest income	57	25	974
Other, net	(491)	180	(89)
Loss from continuing operations before income taxes	(15,067)	(11,555)	(21,779)
Income tax expense (benefit)	535	(2,860)	(505)
Net loss from continuing operations	(15,602)	(8,695)	(21,274)
Discontinued operations:			
Operating loss, net of taxes	-	(1,030)	(5,175)
Gain (loss) on disposal of discontinued operations	-	1,894	(5,122)
Net gain (loss) on discontinued operations, net of taxes	-	864	(10,297)
Net loss	$ (15,602)	$ (7,831)	$ (31,571)
Net loss per share:			
Basic and diluted loss per share:			
Continuing operations	$ (0.96)	$ (0.53)	$ (1.29)
Discontinued operations	-	0.05	(0.62)
Total	$ (0.96)	$ (0.48)	$ (1.91)
Weighted average common shares outstanding	16,307	16,289	16,515

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity *(In Thousands)*

	Total Share-holders' Equity	Common Stock	Add'l Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings (Deficit)	Comprehensive Income (Loss)
Balance, September 30, 2000	$ 122,811	$ 187	$ 127,690	$ (27,488)	$ (118)	$ 22,500	
Net loss	(31,571)	-	-	-	-	(31,571)	$ (31,571)
Foreign currency translation adjustment	6,928	-	-	6,928	-	-	6,928
Unrealized losses on securities sold	156	-	-	156	-	-	156
Comprehensive loss							$ (24,487)
Treasury shares purchased	(19,063)	-	-	-	(19,063)		
Warrants issued with bank debt	48	-	48	-	-	-	
Exercise of stock options	287	1	286				
Balance, September 30, 2001	79,595	188	128,024	(20,364)	(19,181)	(9,072)	
Net loss	(7,831)	-	-	-	-	(7,831)	$ (7,831)
Foreign currency translation adjustment	4,111	-	-	4,111	-	-	4,111
Comprehensive loss							$ (3,720)
Treasury shares retired	-	(25)	(19,156)	-	19,181	-	
Exercise of stock options	29	-	29	-	-	-	
Balance, September 30, 2002	75,904	163	108,897	(16,253)	-	(16,903)	
Net loss	(15,602)					(15,602)	$ (15,602)
Foreign currency translation adjustment	3,821			3,821			3,821
Comprehensive loss							$ (11,481)
Warrants issued with sub-debt	372		372				
Exercise of stock options	21		21				
Balance, September 30, 2003	$ 64,516	$ 163	$ 109,290	$ (12,432)	$ -	$ (32,505)	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows (In Thousands)

	Year Ended September 30,		
	2003	2002	2001
Cash flows from operating activities:			
Net loss	$ (15,602)	$ (7,831)	$ (31,571)
Adjustments to reconcile net loss to net cash used by operating activities:			
(Gain) loss from discontinued operations	-	(864)	10,297
Depreciation and amortization	6,230	6,336	6,604
Foreign currency transaction gains (losses)	787	(240)	(250)
Other, net	(36)	(17)	136
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	2,437	2,587	128
(Increase) decrease in inventories	1,758	(133)	6,055
(Increase) decrease in prepaid expenses and other assets	404	(1,137)	356
Increase (decrease) in trade accounts payable	(1,690)	504	2,317
Increase (decrease) in accrued expenses and other liabilities	1,942	(195)	(367)
Increase (decrease) in other long-term liabilities	(675)	190	78
Total adjustments	11,157	7,031	25,354
Net cash used by continuing operations	(4,445)	(800)	(6,217)
Net cash used by discontinued operations	-	(262)	(2,973)
Net cash used by operating activities	(4,445)	(1,062)	(9,190)
Cash flows from investing activities:			
Proceeds from sale of long-term investment	641	-	-
Payments for purchase of property and equipment	(1,577)	(1,981)	(5,339)
Proceeds from sale of property and equipment	119	59	772
Decrease in notes receivable	-	-	5,066
Proceeds from other	2	15	-
Sale of marketable securities	-	-	1,483
Net cash provided (used) by continuing operations	(815)	(1,907)	1,982
Net cash provided by discontinued operations	-	-	37,823
Net cash provided (used) by investing activities	(815)	(1,907)	39,805
Cash flows from financing activities:			
Proceeds from exercise of common stock options	21	29	287
Proceeds from issuance of notes payable	16,240	7,335	13,162
Repayment of notes payable	(10,880)	(4,381)	(9,853)
Net cash provided by continuing operations	5,381	2,983	3,596
Net cash used by discontinued operations	-	-	(35,375)
Net cash provided (used) by financing activities	5,381	2,983	(31,779)
Effect of exchange rate changes on cash	32	5	(6)
Net increase (decrease) in cash	153	18	(1,170)
Cash and cash equivalents at beginning of period	685	667	1,837
Cash and cash equivalents at end of period	$ 838	$ 685	$ 667
Supplemental disclosures of cash flow information:			
Net cash paid (refunded) during the year for:			
Interest	$ 1,875	$ 2,425	$ 2,708
Income taxes	-	(2,844)	(979)

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of significant accounting policies

Principles of consolidation

Zoltek Companies, Inc. (the "Company") is a holding company, which operates through wholly owned subsidiaries, Zoltek Corporation, Zoltek Properties Inc., Zoltek Rt., Zoltek Materials Group, Inc., and Engineering Technology Corporation ("Entec Composite Machines"). Zoltek Corporation ("Zoltek") develops, manufactures and markets carbon fibers used in aircraft brakes and other composite materials. Zoltek Materials Group, Inc. manufactures "carbon fiber prepreg" (carbon fiber impregnated with resin) composite materials used in the production of composite products requiring unidirectional strength and stiffness, such as golf club shafts and other sporting goods. Entec Composite Machines manufactures and sells filament winding and pultrusion equipment used in the production of large volume composite parts. Zoltek Rt. manufactures and markets acrylic and nylon fibers and yarns for the textile industry, and carbon fiber. Other Zoltek Rt. products include nylon granules, plastic grids and nets, and carboxymethyl cellulose. From April 2000 to March 2002, the Company owned a 45% interest in Hardcore Composites Operations, LLC ("Hardcore"), which designs and manufactures composite structures for the civil infrastructure market including bridges, bridge decks, marine pilings, fender panels, piers and stay-in-place form work. (See Note 3 for further discussion.) From November 1999 to November 2000, the Company owned Structural Polymer (Holdings) Limited ("SP Systems") which develops, markets and manufactures prepreg (glass and carbon fiber pre-impregnated with resin) materials, special bonding and laminating resins, reinforcement fabrics and consumable materials for composite manufacturing and engineering of composite structures. (See Note 3 for further discussion.) These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. All significant inter-company transactions and balances have been eliminated upon consolidation.

Foreign currency translation

The consolidated balance sheet of the Company's current and former international subsidiaries, Zoltek Rt. and SP Systems, were translated from Hungarian Forints and British Pounds, respectively, to U.S. Dollars at the exchange rate in effect at the applicable balance sheet date, while their consolidated statements of operations were translated using the average exchange rates in effect for the periods presented. The related translation adjustments are reported as other comprehensive income (loss) within shareholders' equity. Gains and losses from foreign currency transactions of Zoltek Rt. and SP Systems are included in the results of operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

Revenue recognition

The Company recognizes sales on the date title to the sold product transfers to the customer, which approximates the shipping date. Revenues generated by Entec Composite Machines are recognized on a percentage of completion basis. During 2003, 2002 and 2001, approximately $8.0 million, $9.8 million and $10.3 million, respectively, of sales was earned from one customer.
Concentration of credit risk

Concentration of credit risk

Zoltek's carbon fiber products are primarily sold to customers in the aerospace and composite industries. Zoltek Rt.'s acrylic products are mainly sold to customers in the textile industry. Zoltek Materials Group products are primarily sold to the sporting goods industry. Entec Composite Machine's products are primarily sold in the composite industry. While the markets for the Company's products are geographically unlimited, most of Zoltek's and Zoltek Materials Group's business is with customers located in North America and most of Zoltek Rt.'s sales are to customers in Europe and Asia, while Entec Composite Machine's sales are worldwide. The Company performs ongoing credit evaluations and generally requires collateral for significant export sales to new customers. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. As of September 30, 2003, the Company had no significant concentrations of credit risk.

Cash and cash equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Marketable securities

Marketable securities consisted of preferred stock equities (classified as available-for-sale) that were valued at fair market value. Unrealized gains and losses were reflected as other comprehensive loss within shareholders' equity until the marketable securities were sold in fiscal 2001.

Inventories

Inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. Cost includes material, labor and overhead.

Property and equipment

Property and equipment are stated at cost. Cost includes expenditures necessary to make the property and equipment ready for its intended use. Expenditures, which improve the asset or extend the useful life, are capitalized, including interest on funds borrowed to finance the acquisition or construction of major capital additions. No interest was capitalized for the years ended September 30, 2003, 2002 and 2001. Maintenance and repairs are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any profit or loss on disposition is credited or charged to income.

The Company provides for depreciation by charging amounts sufficient to amortize the cost of properties placed in service over their estimated useful lives using straight-line methods. The range of estimated useful lives used in computing depreciation is as follows:

Buildings and improvements	10 to 20 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	7 to 10 years

The Company primarily uses accelerated depreciation methods for income tax purposes.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value of the asset. Management believes that no impaired assets exist at September 30, 2003.

Financial instruments

The Company does not hold any financial instruments for trading purposes. The carrying value of cash, accounts receivable and accounts payable approximated their fair value at September 30, 2003 and 2002. Substantially all of long-term debt bears current market rates of interest.

Application and development expenses

Expenditures for research, development and engineering of products and manufacturing processes are expensed as incurred. Such costs were approximately $3.5 million, $3.8 million and $3.5 million in fiscal 2003, 2002 and 2001, respectively.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against certain deferred tax assets when realization of those assets are not considered to be more likely than not.

Stock-based compensation

SFAS No. 123 "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." APB No. 25 requires no recognition of compensation expense for the stock-based compensation arrangements provided by the Company where the exercise price is equal to the market price at the date of the grant.

Had the fair value of granted stock options been amortized to expense over the options' vesting periods, the pro forma impact on earnings of the stock-based compensation for the options would have been as follows (amounts in thousands, except for earnings per share information):

	2003	2002	2001
Net loss:			
As reported	$ (15,602)	$ (7,831)	$ (31,571)
Compensation expense	(71)	(205)	(456)
Pro forma	(15,673)	(8,036)	(32,027)
Basic and diluted loss per share:			
As reported	(.96)	(0.48)	(1.91)
Pro forma	(.96)	(0.49)	(1.94)

Net income (loss) per share

Basic net income (loss) per share includes no dilution and is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for each period, while diluted net income (loss) per share reflects the potential dilutive effects of stock options. Because 2003, 2002 and 2001 results reflected a net loss, both basic and diluted earnings per share were calculated based on the same weighted average number of shares for the year.

Recent accounting pronouncements

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure" (FAS 148). FAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123), to provide alternative methods of transition when an entity changes from the intrinsic value method to the fair-value method of accounting for stock-based employee compensation. FAS 148 amends the disclosure requirements of FAS 123 to require more prominent and more frequent disclosure about the effects of stock-based compensation by requiring pro forma data to be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, FAS 148 requires that the information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of FAS 148 are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FAS 148.

In April 2003, the FASB issued SFAS No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (FAS149). FAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (FAS 133), *Accounting for Derivative Instruments and Hedging Activities.* FAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The Company is continuing to evaluate the effects of FAS 149, but the Company does not believe its adoption will have a material impact on its financial condition and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FASB Statements Nos. 5, 57, and 107 and recession of FASB Interpretation No. 34." FIN 45 requires: (1) the guarantor of debt to recognize a liability, at the inception of the guarantee, for the fair value of the obligation undertaken in issuing this guarantee, (2) indirect guarantees of debt to be recognized in the financial statements of the guarantor and (3) the guarantor to disclose the background and nature of the guarantee, the maximum potential amount to be paid under the guarantee, the carrying value of the liability associated with the guarantee and any recourse of the guarantor to recover amounts paid under the guarantee from third parties. FIN 45 rescinds all the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others; as it has been incorporated into the provisions of FIN 45. The provisions of FIN 45 are effective for all guarantees issued or modified subsequent to December 31, 2002. The disclosure requirements of FIN 45 are effective for the financial statements of interim and annual periods ending after December 15, 2002. Other than the guarantee of a lease obligation of Hardcore Composites, LLC described elsewhere in this report, the Company does not have any material commitments within the scope of FIN 45.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). The Company is evaluating the impact of FIN 46 but at present the Company does not believe it is the primary beneficiary of any VIEs.

Financial presentation changes

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Financing

As of September 30, 2003 and December 31, 2003, the Company was not in compliance with essentially all financial covenants requirements included in the credit facility with its bank. The subordinated convertible debentures contain certain cross-default provisions related to the Company's other debt agreements. The covenant non-compliances under the Company's senior U.S. credit facility at September 30, 2003 and December 31, 2003 resulted in the possibility of a default event being declared by the subordinated convertible debenture holders, which would result in that debt being immediately due and payable. As a result of the 2004 refinancing transactions described below, the Company obtained waivers of the covenant non-compliance with the covenants in the loan agreement, as currently in effect. Additionally, the Company obtained financial covenant waivers for all periods through March 31, 2005.

2004 Refinancing

In January 2004, the Company issued and sold convertible debentures in the aggregate principal amount of $7.0 million to institutional private equity and other investors (including $250,000 to each of Mr. Rumy and Mr. McDonnell). The convertible debentures have a stated maturity of 30 months and bear interest at 6% per annum and are convertible into common stock shares at $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. The Company also issued to the investors five-year warrants to purchase an aggregate of 323,994 shares of common stock of the Company at an exercise price of $5.40 per share for each investor other than Messrs. Rumy and McDonnell and $5.42 per share for each of Messrs. Rumy and McDonnell. Proceeds from the issuance of these convertible debentures will be used for working capital purposes.

As part of the Company's refinancing, the bank lender to the Company's Hungarian subsidiary amended certain financial covenants and extended the maturity date of its loan to December 31, 2004. In connection with such actions, the bank required that the Company make arrangements to settle intercompany accounts payable by Zoltek U.S. operations to its Hungarian subsidiary in the amount of approximately $2.8 million. The bank was unwilling to keep open its offer to restructure Zoltek Rt.'s loans until after the Company's refinancing package was completed. Prior to the refinancing, the Company did not have cash on hand or available borrowings that would enable it to make the settlement of the intercompany accounts required by the Hungarian bank. In order to proceed expeditiously to resolve the Company's financing requirements, Zsolt Rumy, the Company's Chief Executive Officer and a director of the Company, loaned the Company $1.4 million in cash and posted a $1.4 million letter of credit for the benefit of the Company. This arrangement was approved by the Company's board of directors and audit committee. The Company expects that the loan to Mr. Rumy will be repaid to him, and the letter of credit would be released, as a result of the Company completing the refinancing transactions making available the cash to settle the intercompany accounts. The loan by Mr. Rumy bears interest on the amount advanced and the notional amount of the letter of credit at a rate per annum equal to LIBOR plus 11% with a LIBOR floor of 2%, the same interest rate of the mortgage financing discussed below.

The Company also entered into a mortgage note with a bank in the aggregate principal amount of $6.0 million. The note has a stated maturity of three years and bears interest at a rate of LIBOR plus 11% with a LIBOR floor of 2%. The Company will pay interest only on a monthly basis with principal balance due at time of maturity. The loan is secured by security interest in the Company's headquarters facility and its two U.S. carbon fiber manufacturing facilities. The proceeds of this transaction were used to pay down debt of $6.0 million with its U.S. bank. Of such proceeds, $1.0 million is currently held in an escrow account to be released when the Company completes certain post-closing requirements with respect to the loan. The Company expects the conditions will be completed in January 2004.

Due to the refinancing received subsequent to the Company's fiscal year end, the Company received waivers from the U.S. bank for these financial covenant violations as of September 30, 2003, and waived all financial covenants through February 13, 2005. Accordingly, the holders of the subordinated debentures have no right to accelerate maturity. The refinancing allows the Company to execute its 2004 business plan, which was uncertain until the refinancing occurred. The Company may require further refinancing in fiscal 2005 and beyond if sufficient cash flows from operations are not generated. However, the Company can give no assurance that it will be successful in its attempt to obtain new financing and if the Company is unsuccessful, it would have a material adverse effect on its future financial condition and its ability to continue to pursue its current business plan.

2003 Refinancing

The Company executed an amended credit facility agreement, dated as of February 13, 2003, with the U.S. bank. The amended credit facility agreement is structured as a term loan in the amount of $3.5 million (due February 13, 2005) and a revolving credit loan in the amount of $5.0 million (due January 31, 2004). The Company repaid $5.0 million of this loan from the proceeds of the sale of subordinated convertible debentures as discussed below. Borrowings under the amended facility are based on a formula of eligible accounts receivable and inventories of the Company's U.S.-based subsidiaries. The outstanding loans under the agreement bear interest at the prime interest rate plus 2% per annum. The loan agreement contains quarterly financial covenants related to borrowings, working capital, debt coverage, current ratio and capital expenditures. Total borrowings under the revolving credit agreement were $4.6 million and the available credit under this agreement was $0.4 million at September 30, 2003.

The Company also entered into a debenture purchase agreement, dated as of February 13, 2003, under which the Company issued and sold to 14 investors, including certain directors, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures have stated maturities of five years, bear interest at 7% per annum and are convertible into an aggregate of 2,314,286 shares of common stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of common stock of the Company at an exercise price of $5.00 per share. The fair value of the warrants, at the time of issuance, was estimated to be $376,650. Proceeds from the issuance of these convertible debentures were used to repay existing borrowings as well as for working capital.

3. Discontinued operations

In the fourth quarter of fiscal 2001, the Company formally adopted a plan to dispose of its 45% interest in Hardcore Composites, which designs and manufactures composite structures for the civil infrastructure market. The Company acquired its interest in Hardcore Composites in the third quarter of fiscal 2000. From the date of acquisition until disposition, the financial statements of Hardcore Composites were consolidated with the Company due to the ability to directly control the operations. In the fourth quarter of fiscal 2001, the Company recorded an impairment loss on discontinued operations of $5.1 million to reduce the carrying value of Hardcore Composites' long-lived assets to their estimated fair value less estimated selling costs. Hardcore was included in the Carbon Fibers segment (see Note 11).

On March 1, 2002, the Company completed the sale of its interest in Hardcore Composites to the 55% majority owner. At that date, Hardcore Composites had net liabilities of approximately $1,319,000 which were 100% consolidated by the Company. As part of the sale, Hardcore Composites assumed these net liabilities, which resulted in the Company recognizing a $1,319,000 gain on the sale of discontinued operations in the quarter ended March 31, 2002. Additionally, in consideration for this sale, Hardcore Composites issued a series of unsecured promissory notes to the Company. In light of then existing financial condition of Hardcore Composites, the Company recorded a full valuation allowance against the promissory notes in its accounting for the sale transaction.

In fiscal 2002, as a part of the sale of the Company's interest in Hardcore Composites, Hardcore Composites and the Company also settled a $1,000,000 note and certain other obligations payable to the former owner, with the Company making a $475,000 payment and Hardcore Composites contributing an additional amount. This note comprised part of the purchase price of the acquisition in the third quarter of fiscal 2000 and was guaranteed by the Company. However, the Company continues to guaranty Hardcore Composite's lease obligations of approximately $30,000 per month to the former owner. The obligation relates to a lease of the Hardcore Composites manufacturing facility, which expires March 31, 2008. In fiscal 2002, the Company reversed the $525,000 remaining accrual for the note payable to the former owner, as its obligation has been satisfied.

Certain information with respect to the discontinued operations of Hardcore for the years ended September 30, 2002 and 2001 is summarized as follows (amounts in thousands):

	2002	2001
Net sales	$ 408	$3,910
Cost of sales	886	5,030
Gross profit	(478)	(1,120)
Selling, general and administrative expenses	535	2,194
Goodwill amortization	-	103
Loss from operations	(1,013)	(3,417)
Other expenses	(17)	(2,470)
Income tax expense	-	(117)
Minority interest	-	829
Net loss from operations	(1,030)	(5,175)
Gain (loss) on disposal of discontinued operations	1,894	(5,122)
Gain (loss) on discontinued operations, net of taxes	$ 864	$ (10,297)

4. Inventories

Inventories consist of the following (amounts in thousands):

	September 30,	
	2003	2002
Raw materials	$ 4,859	$ 4,893
Work-in-process	1,132	1,913
Finished goods	19,057	18,897
Supplies, spares and other	1,930	1,378
	$ 26,978	$ 27,081

The Company recorded inventory valuation reserves of $1.0 million in the fourth quarter of fiscal 2003 and an $8.6 million during the year ended September 30, 2001 to reduce the carrying value of inventories to a net realizable value. The reserves were established primarily due to the intensified overcapacity in carbon fiber markets, which caused distressed pricing across most existing markets. At September 30, 2003 and 2002, the inventory valuation reserve was $6.3 million and $6.1 million, respectively.

5. Property and equipment

Property and equipment consists of the following (amounts in thousands):

	September 30,	
	2003	2002
Land	$ 1,665	$ 1,630
Buildings and improvements	30,061	28,562
Machinery and equipment	77,999	74,289
Furniture and fixtures	5,477	5,181
Construction in progress	4,014	3,189
	119,216	112,851
Less: accumulated depreciation	(41,843)	(34,436)
	$ 77,373	$ 78,415

In the third quarter of fiscal 2001, the Company elected to temporarily idle a significant part of the operations located at the Abilene, Texas facility. Management believes it will be necessary to return this facility to full operations within the next year given identified future market demand for carbon fiber products. However, the idling of this facility constituted an impairment indicator as defined by generally accepted accounting principles and as a result management is required to periodically determine if the carrying value of the Abilene facility is impaired as long as the indicators exist. In light of the expected resumption of manufacturing at this time, the Company does not believe that any impairment exists based on an analysis of expected future net cash flow to be generated from this facility over the expected remaining useful life as of September 30, 2003. However, if the forecasted levels of demand do not materialize, the Company may be required to recognize an impairment charge with respect to the manufacturing assets if the fair value is determined to be less than the carrying value.

6. Income taxes

The components of the benefit for income tax expense (benefit) for the years ended September 30, are as follows (amounts in thousands):

	2003	2002	2001
From continuing operations:			
Current:			
Federal	$ -	$ (2,731)	$ 622
State	-	(113)	-
Non-U.S. local	171	358	394
	171	(2,486)	1,016
Deferred:			
Federal	203	9	(1,551)
State	17	(9)	352
Non-U.S.	144	(374)	(322)
	364	(374)	(1,521)
Total continuing operations	$ 535	$ (2,860)	$ (505)
From discontinued operations:			
Deferred:			
Federal	$ -	$ -	$ 108
State	-	-	9
Total discontinued operations	-	-	117
Total	$ 535	$ (2,860)	$ (388)

Deferred income taxes reflect the tax impact of carryforwards and temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Cumulative carryforwards and temporary differences giving rise to the net deferred income tax asset at September 30 are as follows (amounts in thousands):

	2003	2002
Tax effect of regular net operating losses (expiring 2020-2022)	$ (14,082)	$ (10,274)
Valuation allowance on net operating losses	10,690	6,796
Tax effect of capital loss	(582)	(582)
Valuation allowance on capital loss	582	582
Depreciation	4,048	3,512
Employee related costs	(85)	(87)
Inventory reserve	(464)	(38)
Bad debt accrual	(65)	(49)
Deferred state income taxes	-	(16)
Other	(42)	(63)
Non-U.S. operations deferred tax, net	-	(144)
Total net deferred tax asset	$ -	$ (363)

The benefit for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands):

	2003	2002	2001
At statutory rate:			
Income taxes on loss from continuing operations	$ (5,131)	$ (3,929)	$ (7,405)
Increases (decreases):			
Lower effective tax rate on non-U.S. operations	768	333	4
Change in valuation allowance on net operating loss	4,759	(433)	5,216
Change in valuation allowance on capital loss	-	-	582
Reduction of NOL due to 5 year carry back	-	(1,871)	-
Refund related to 5 year carry back of NOL	-	2,731	-
Local taxes, non-U.S.	171	358	394
State taxes, net of federal benefit	16	(9)	352

The benefit for income taxes at September 30 differs from the amount using the statutory federal income tax rate (34%) as follows (amounts in thousands) (con't):

	2003	2002	2001
Refund write-off	-	-	622
Other	(48)	(40)	(270)
	$ 535	$ (2,860)	$ (505)

The consolidated loss from continuing operations before income taxes by domestic and foreign sources for the years ended September 30, 2003, 2002 and 2001 was as follows (amounts in thousands):

	2003	2002	2001
Domestic	$ (10,267)	$ (9,475)	$ (21,764)
Foreign	(4,800)	(2,080)	(15)
Loss from continuing operations before income taxes	$ (15,067)	$ (11,555)	$ (21,779)

Undistributed earnings of Zoltek Rt. of $3,568,000, $8,368,000 and $10,448,000 at September 30, 2003, 2002 and 2001, respectively, are considered to be permanently reinvested and, accordingly, no provision for income taxes has been recorded. The undistributed earnings creates a deferred tax liability as of September 30, 2003 of $505,661.

7. Debt

Credit Facilities

The Company's financing of its U.S. operations is separate from that of its Hungarian operations. Availability of credit is based on the collateral value at each operation. However, the covenants of the term loan and revolving line of credit from a U.S. bank apply to the Company on a consolidated basis.

US Operations - In May 2001, the Company entered into a two-year credit facility with a U.S. bank in the amount of $14.0 million. The credit facility was structured as a term loan in the amount of $4.0 million and a revolving credit loan in the amount of $10.0 million. In December 2001, June 2002 and September 2002 the Company amended its credit agreement with the U.S. bank to waive and modify certain financial covenants. In consideration for these amendments, the interest rate on the term and revolving credit loans was adjusted to the prime rate plus 1.0% per annum. As a result of these waivers and modifications, at September 30, 2002, the Company was in compliance with all financial covenants requirements included in the credit agreement as amended.

Hungarian Operations - In May 2001, the Company's Hungarian subsidiary entered into a credit facility with a Hungarian bank. The facility consists of a $6.0 million bank guarantee and factoring facility, a $4.0 million capital investment facility and a $2.0 million working capital facility. All of the Hungarian bank debt is due on December 31, 2004.

In March 2003, the Company's Hungarian subsidiary entered into a credit agreement with another Hungarian bank for $2.2 million. The facility consists of a bank guarantee, factoring and mortgages and expires December 31, 2004.

Total borrowings of the Hungarian subsidiary were $12.6 million at September 30, 2003. Borrowings under the Hungarian bank credit facilities cannot be used in Zoltek's U.S. operations.

See Note 2 for additional information related to debt transactions for fiscal 2003.

Long-term debt consists of the following (amounts in thousands):

	September 30, 2003	September 30, 2002
Note payable with interest at 9%, payable in monthly installments of principal and interest of $15,392 to maturity in November 2004	$ 1,507	$ 1,659
Note payable with interest at 9.95%, payable in monthly installments of principal and interest of $19,288 to maturity in September 2009	1,042	1,164
Note payable with interest at 9.5%, payable in monthly installments of principal and interest of $27,672 to maturity in December 2009	1,558	1,730
Non-interest bearing note payable (discounted at 8%) to the City of Abilene, Texas to be repaid from real estate and personal property tax abatements	1,706	1,648
Subordinated debentures due February 2008 bearing interest at 7.0%	8,100	-
Revolving credit agreement, maturing in March 2004, bearing interest at prime plus 2.0% in fiscal 2002 (prime rate at September 30, 2003 was 4.00%)	4,670	8,508
Term loan, $0.4 million payable in February 2004, balance payable in 2005, bearing interest at prime plus 2.0% (prime rate at September 30, 2003 was 4.00%)	3,300	3,500
Factoring facilities with Hungarian banks (expiring December 2004) (average interest rate of 5.5%)	8,290	5,631
Working capital facility with a Hungarian bank (expiring December 2004) (average interest rate of 10.6%)	2,299	2,393
Capital investment facility with a Hungarian bank (expiring December 2004) (average interest rate of 5.6%)	1,977	1,480
Total debt	34,474	27,713
Less: amounts payable within one year	(933)	(14,014)
Total long-term debt	$ 33,541	$ 13,699

Following is a schedule of required principal payments of long-term debt (amounts in thousands):

Year ending September 30,	Total
2004	$ 933
2005	20,553
2006	1,868
2007	523
2008	10,000
Thereafter	597
	$ 34,474

8. Commitments and contingencies

Leases

Land at the carbon fibers manufacturing facility in Missouri is leased under an operating lease that expires in December 2065, with a renewal option for 24 years expiring in December 2089. The lease requires annual rental payments of $57,991 through October 2010. Rental expense related to this lease was $57,991 for the years ended September 30, 2003, 2002 and 2001.

The Company entered into a sale/leaseback arrangement with Southwest Bank for a nitrogen plant located at the Abilene facility, in January 1999. The Company received $5,000,000 in cash for the nitrogen plant and did not recognize a gain or loss. The Company renegotiated the lease in February 2003 reducing the term to two years from February 2003. At expiration of the lease, the Company may repurchase the plant for market value. The lease is accounted for as an operating lease. Rental expense related to this lease was $1,036,000, $962,000 and $962,000 for the years ended September 30, 2003, 2002 and 2001, respectively.

Legal

In October 2003, the Company was named as a defendant in a civil action filed in the Court of Common Pleas for Cuyahoga County, Ohio by the former owner of Hardcore Composites Operations, LLC ("Hardcore") alleging breach by Hardcore and the Company of their respective obligations under a sublease, the Company's guaranty of the sublease, and prior settlement agreement among the parties. The former owner's action claims damages from the Company in the amount of $300,000 for breaches by the Company of its obligations under the guaranty and the settlement agreement and, in addition, demands $450,000 in damages from the Company and Hardcore, jointly and severally, under the terms of the settlement agreement. The Company intends to vigorously defend this matter and assert any counterclaims as appropriate. Management believes that the ultimate resolution of this litigation will not have a material adverse effect on the Company's results of operations or financial condition.

The Company is a party to various claims and legal proceedings arising out of the normal course of its business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect upon the financial condition or results of operations of the Company and its subsidiaries taken as a whole.

Sources of Supply

As part of its growth strategy, the Company has developed its own precursor acrylic fibers and all of its carbon fibers, excluding the aircraft brake products, are now manufactured from this precursor. The primary source of raw material for the precursor is ACN (acrylonitrile), which is a commodity product with multiple sources.

The Company currently obtains most of its acrylic fiber precursor to supply its carbon fiber operations for the aircraft brake applications from a single supplier which is the only supplier that currently produces precursor approved for use in aircraft brake applications. The Company believes this supplier is a reliable source of supply at the Company's current operating levels. However, the Company has initiated trials at an aircraft brake manufacturer with its own precursor-based products, which might protect its business if there were an interruption in supply from the supplier.

The major materials used by the Specialty Products Business Segment include acrylonitrile and other basic commodity products, which are widely available from a variety of sources.

9. Profit sharing plan

The Company maintains a 401(k) Profit Sharing Plan for the benefit of employees who have completed six months of service and attained 21 years of age. No contributions were made by the Company for the years ended September 30, 2003, 2002, and 2001.

10. Stock options

In 1992, the Company adopted a Long-term Incentive Plan that authorizes the Compensation Committee of the Board of Directors (the "Committee") to grant key employees and officers of the Company incentive or nonqualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. The Committee determines the prices and terms at which awards may be granted along with the duration of the restriction periods and performance targets. Currently, 1,500,000 shares of common stock may be issued pursuant to awards under the plan. Outstanding stock options expire 10 years from the date of grant or upon termination of employment. Options granted in 1998 and prior vest 100% five years from date of grant. Options granted in 1999 and thereafter primarily vest 100% three years from date of grant. All options were issued at an option price equal to the market price on the date of grant.

In 1992, the Company adopted a Directors Stock Option Plan under which options to purchase 7,500 shares of common stock at the then fair market value are currently issued to each non-employee director annually. In addition, newly elected non-employee directors receive options to purchase 7,500 shares of common stock, at the then fair market value. The options expire from 2003 through 2013, respectively.

The pro forma information required by SFAS 123 regarding net income and earnings per share has been presented below as if the Company had accounted for its stock option plans under the fair value method. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Assumptions:	**2003**	2002	2001
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	4.25%	6.15%	7.15%
Volatility of stock	96%	98%	79%
Expected dividend yield	--	--	--

The fair value of the options granted during 2003, 2002 and 2001 was $119,513, $349,000 and $379,000, respectively.

Presented below is a summary of stock option plans activity for the years shown:

	Wtd. Avg. Options	Wtd. Avg. Exercise Price	Wtd. Avg. Exercisable	Exercise Price
Balance, September 30, 2000	972,500	$ 12.50	672,500	$ 13.71
Granted	287,500	4.58		
Exercised	(84,000)	3.42		
Cancelled	(120,000)	16.27		
Balance, September 30, 2001	1,056,000	10.75	531,000	10.81
Granted	451,000	2.10		
Exercised	(12,000)	2.38		
Cancelled	(408,000)	11.31		
Balance, September 30, 2002	1,087,000	7.05	561,833	10.35
Granted	112,500	2.70		
Exercised	(10,000)	2.07		
Cancelled	(187,500)	4.76		
Balance, September 30, 2003	1,002,000	7.04	744,083	8.67

The following table summarizes information for options currently outstanding and exercisable at September 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
$ 1.33-2.50	449,500	9 years	$ 2.11	196,583	$ 2.24
3.25-5.25	122,500	4 years	4.34	117,500	4.31
6.25-6.88	190,000	2 years	6.38	190,000	6.38
7.69-9.25	90,000	7 years	8.59	90,000	8.59

		Options Outstanding		Options Exercisable	
Range of Prices	Number	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Number	Wtd. Avg. Exercise Price
10.00-39.00	150,000	5 years	23.44	150,000	23.44
$ 1.33-39.00	1,002,000	6 years	$ 7.04	744,083	$ 8.67

11. Business segment and geographic information

The Company's strategic business units are based on product lines and have been grouped into three reportable segments: Carbon Fibers, Technical Fibers and Specialty Products. Effective in the fourth quarter of fiscal year 2003, the Company began reporting the former Carbon Fibers segment as two reportable segments: Carbon Fibers and Technical Fibers. The Company made this change based on the current economic characteristics of these two operating segments. Segment information for fiscal years 2002 and 2001 have been reclassified to reflect this change. The Company's former Composite Intermediates segment was combined with the Carbon Fibers segment in the third quarter of fiscal 2002 to reflect that its products and services are now strategically focused on the Company's strategy of commercializing the use of carbon fibers as reinforcement in advanced composite materials, including providing composite design and engineering services for development of applications for carbon fiber reinforced composites. Effective with the third quarter of fiscal 2002, Company management reviewed the performance of each of these two segments, allocated resources between these segments and reported on the overall financial and operating performance of each to the chief executive officer of the Company. Segment data for the comparable periods for fiscal year 2001 and 2002 has been restated to reflect this change.

The Carbon Fibers and Technical Fibers segments are the primary strategic segments and manufacture low-cost carbon fibers used as reinforcement material in composites, oxidized acrylic fibers for heat/fire barrier applications and aircraft brakes, carbon fiber composite products and filament winding equipment used in the composite industry. They also facilitate development of product and process applications to increase the demand for carbon fibers and aggressively markets carbon fibers. The Carbon Fibers and Technical Fibers segments are located geographically in the United States and Hungary. The Specialty Products segment manufactures and markets acrylic and nylon products and fibers primarily to the textile industry and is located in Hungary. With the exception of the Technical Fibers segment, none of the segments are substantially dependent on sales from one customer nor a small group of customers. The Technical Fibers segment has one customer which represented 13%, 14%, and 13% of the total sales of the Company in fiscal 2003, 2002 and 2001, respectively.

Management evaluates the performance of its operating segments on the basis of operating income (loss) contribution to the Company. The following table presents financial information on the Company's operating segments as of and for the fiscal years ended September 30, 2003, 2002 and 2001 (amounts in thousands):

	Fiscal Year Ended September 30, 2003				
	Technical Fibers	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 14,098	$ 13,179	$ 36,262	$ -	$ 63,539
Net sales – intersegment	-	5,675	-	(5,675)	-
Total net sales	14,098	18,854	36,262	(5,675)	63,539
Cost of sales, excluding available unused capacity costs	12,689	17,367	33,588	(6,016)	57,628
Available unused capacity costs	-	5,716	-	-	5,716
Operating income (loss)	93	(8,644)	(1,613)	(2,511)	(12,674)
Interest expense	-	-	-	1,959	1,959
Depreciation and amortization expense	1,004	4,013	988	227	6,232
Capital expenditures	512	515	550	-	1,577
Total assets	22,611	66,226	32,569	(1,951)	119,455

	Fiscal Year Ended September 30, 2002				
	Technical Fibers	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 19,772	$ 10,676	$ 37,988	$ -	$ 68,436
Net sales – intersegment	-	4,419	-	(4,419)	-
Total net sales	19,772	15,095	37,988	(4,419)	68,436
Cost of sales, excluding available unused capacity costs	14,070	13,971	34,737	(3,858)	58,920
Available unused capacity costs	-	6,039	-	-	6,039
Operating income (loss)	3,584	(9,526)	(1,142)	(3,044)	(10,128)
Interest expense	-	-	-	1,632	1,632
Depreciation and amortization expense	1,182	3,978	862	314	6,336
Capital expenditures	(624)	2,013	561	31	1,981
Total assets	25,465	74,046	25,024	(3,113)	121,422

	Fiscal Year Ended September 30, 2001				
	Technical Fibers	Carbon Fibers	Specialty Products	Corporate Headquarters and Eliminations	Total
Net sales – external	$ 20,674	$ 16,595	$ 39,209	$ -	$ 76,478
Net sales – intersegment	-	6,669	-	(6,669)	-
Total net sales	20,674	23,264	39,209	(6,669)	76,478
Cost of sales, excluding available unused capacity costs	18,569	28,604	33,999	(6,839)	74,333
Available unused capacity costs	-	6,803	-	-	6,803
Operating income (loss)	180	(17,203)	418	(3,923)	(20,528)
Interest expense	-	-	-	2,136	2,136
Depreciation and amortization expense	1,380	4,141	1,001	82	6,604
Capital expenditures	1,095	2,556	1,688	-	5,339
Total assets	24,729	74,187	22,129	447	121,492

Sales and long-lived assets, by geographic area, consist of the following as of and for each of the three fiscal years in the period ended September 30, 2003, 2002 and 2001 (amounts in thousands):

	2003		2002		2001	
	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)	Net Sales (a)	Net Long Lived Assets (b)
United States	$ 20,978	$ 45,936	$ 24,461	$ 50,366	$ 27,715	$ 54,685
Western Europe						
Italy	6,486		6,810		6,362	
France	1,070		2,253		3,606	
Other	3,882		3,678		4,095	
Eastern Europe						
Hungary	12,772	31,436	12,894	28,660	15,224	25,144
Poland	3,309		3,601		4,087	
Other	11,550		10,088		9,936	
Other areas	3,492		4,651		5,453	
Total	$ 63,539	$ 77,373	$ 68,436	$ 79,026	$ 76,478	$ 79,829

(a) Revenues are attributed to countries based on the location of the customer.

(b) Property and equipment net of accumulated depreciation and intangibles, net of discontinued operations, based on country location of assets.

12. Summary of quarterly results (unaudited)

(Amounts in thousands, except per share data)

Fiscal year 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 16,959	$ 15,944	$ 15,847	$ 14,789
Net loss	$ (3,179)	$ (4,295)	$ (3,790)	$ (4,338)
Basic and diluted net loss per share	$ (.20)	$ (.26)	$ (.23)	$ (.23)

Fiscal year 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 16,557	$ 17,448	$ 17,806	$ 16,625
Loss from continuing operations	(3,723)	(2,927)	(195)	(1,850)
Gain (loss) from discontinued operations	(648)	937	-	575
Net loss	$ (4,371)	$ (1,990)	$ (195)	$ (1,275)
Net loss per share:				
Basic and diluted net loss per share				
Continuing operations	$ (0.23)	$ (0.18)	$ (0.01)	$ (0.11)
Discontinued operations	(0.04)	0.06	-	0.03
Total	$ (0.27)	$ (0.12)	$ (0.01)	$ (0.08)

PRICE RANGE PER COMMON SHARE

The Company's Common Stock (symbol: "ZOLT") is traded in the Nasdaq National Market System. The number of beneficial holders of the Company's stock is approximately 11,300. The Company has never paid dividends. Set forth below are the high and low bid quotations as reported by Nasdaq for the periods indicated. Such prices reflect interdealer prices, without retail mark-up, mark-down or commission:

	Fiscal year ended September 30, 2003		Fiscal year ended September 30, 2002	
	High	Low	High	Low
First Quarter	$ 3.35	$ 1.25	$ 3.28	$ 1.95
Second Quarter	2.95	1.46	3.05	1.25
Third Quarter	4.02	2.41	5.74	1.86
Fourth Quarter	2.97	2.08	3.00	1.60

In February 2003, the Company issued and sold to 14 investors, including certain directors of the Company, subordinated convertible debentures in the aggregate principal amount of $8.1 million. The subordinated convertible debentures are convertible into an aggregate of 2,314,286 shares of the Common Stock of the Company at a conversion price of $3.50 per share. The Company also issued to the investors five-year warrants to purchase an aggregate of 405,000 shares of Common Stock of the Common Stock of the Company at an exercise price of $5.00 per share. The Company issued the foregoing securities without registration under the Securities Act of 1933, as amended, in reliance upon the exemption therefrom set forth in Section 4(2) of such Act relating to sales by an issuer not involving a public offering.

Directors, Executive Officers and Managers of Zoltek Companies, Inc.

BOARD OF DIRECTORS:

LINN H. BEALKE (59)
VICE CHAIRMAN, SOUTHWEST BANK OF ST. LOUIS

JAMES W. BETTS (66)
RETIRED VICE PRESIDENT
GREAT LAKES CARBON CORPORATION

CHARLES A. DILL (64)
GENERAL PARTNER
GATEWAY ASSOCIATES, L.P.

JOHN L. KARDOS (64)
PROFESSOR
CHEMICAL ENGINEERING DEPARTMENT
WASHINGTON UNIVERSITY — ST. LOUIS

JOHN F. MCDONNELL (65)
RETIRED CHAIRMAN AND CEO OF MCDONNELL DOUGLAS CORPORATION
CHAIRMAN OF THE BOARD OF TRUSTEES, WASHINGTON UNIVERSITY — ST. LOUIS

ZSOLT RUMY (61)
CHAIRMAN, CEO AND PRESIDENT OF ZOLTEK

AUDIT COMMITTEE:

JAMES W. BETTS
CHARLES A. DILL
JOHN F. MCDONNELL

COMPENSATION COMMITTEE:

JAMES W. BETTS
CHARLES A. DILL

TECHNOLOGY COMMITTEE:

JOHN L. KARDOS
JOHN F. MCDONNELL

EXECUTIVE OFFICERS:

ZSOLT RUMY (61)
CHAIRMAN, CEO AND PRESIDENT

KEY MANAGEMENT OF:

ZOLTEK CARBON FIBERS

ZSOLT RUMY (61)
PRESIDENT, ZOLTEK CARBON FIBERS

TIMOTHY MCCARTHY (44)
VICE PRESIDENT, SALES EUROPE

ROBERT MURDOCK (37)
PRESIDENT, ENTEC COMPOSITE MACHINES

MIKE WESTCOTT (45)
MANUFACTURING MANAGER, US

ISTVAN KINTER (41)
MANUFACTURING MANAGER, ZOLTEK RT

SPECIALTY PRODUCTS

ILONA TANDI (53)
VICE PRESIDENT, ZOLTEK RT.

KATALIN BACSA (54)
VICE PRESIDENT, FINANCE, ZOLTEK RT.

PETER HARDI (36)
SALES MANAGER, ZOLTEK RT.

CORPORATE EXECUTIVE OFFICES

ZOLTEK COMPANIES, INC
3101 MCKELVEY ROAD
ST. LOUIS, MISSOURI 63044
(314) 291-5110 PH
(314) 291-8536 FAX
WWW.ZOLTEK.COM

CARBON FIBERS MANUFACTURING FACILITIES

11 MISSOURI RESEARCH PARK
ST. CHARLES, MISSOURI 63304
(636) 926-9999 PH
(636) 926-9998 FAX

1221 FULWILER ROAD
ABILENE, TEXAS 79603
(325) 793-9669 PH
(325) 793-9431 FAX

3653 SOUTH 500 WEST
SALT LAKE CITY, UT 84115
(801) 261-3082 PH
(801) 261-3083 FAX

ZOLTEK RT.
NYERGESUJFALU
H-2537, HUNGARY
011-36-33-536-000 PH
011-36-33-536-150 FAX

OTHER FACILITIES

ZOLTEK EUROPE GMBH
HALLBERGMOOSER STR. 5
85445 SCHWAIG GERMANY
011-49-8122-880910 PH
011-49-8122-8809120 FAX

ENTEC COMPOSITE MACHINES
2975 SOUTH 300 WEST
SALT LAKE CITY, UTAH 84115
(801) 486-8721 PH
(801) 486-4363 FAX

FORM 10-K

SHAREHOLDERS MAY OBTAIN A COPY OF THE FORM 10K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DIRECTING A REQUEST TO JILL A. SCHMIDT, ASSISTANT CORPORATE SECRETARY AT THE COMPANY'S EXECUTIVE OFFICES, 3101 MCKELVEY ROAD, ST. LOUIS, MISSOURI 63044; (314) 291-5110

REGISTRAR AND TRANSFER AGENT

FOR INQUIRIES ABOUT STOCK TRANSFERS OR ADDRESS CHANGES SHAREHOLDERS MAY CONTACT:
UMB BANK, N.A.
928 GRAND AVENUE
KANSAS CITY, MISSOURI 64106
(816) 860-7760

INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP
– ST. LOUIS, MISSOURI

LEGAL COUNSEL

THOMPSON COBURN LLP
– ST. LOUIS, MISSOURI

ZOLTEK

Zoltek Companies, Inc.
3101 McKelvey Road • St. Louis, MO 63044
Ph: 314-291-5110 • Fax: 314-291-8536
www.zoltek.com